U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 / X /

Pre-Effective Amendment No.

Post-Effective Amendment No. 28

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 / X /

Amendment No. 30

(Check appropriate box or boxes)

F/m Funds Trust

(Exact Name of Registrant as Specified in Charter)

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Registrant’s Telephone Number, including Area Code: (513) 587-3400

Bernard Brick

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(Name and Address of Agent of Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A (File No. 333-180717) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding an exhibit to such Registration Statement. Accordingly, this Post-Effective Amendment No. 28 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 28 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 28 shall become effective upon filing with the SEC.

Part A

Incorporated by reference to Post-Effective Amendment No. 26 filed on October 28, 2022 (File No. 333-180717).

Part B

Incorporated by reference to Post-Effective Amendment No. 26 filed on October 28, 2022 (File No. 333-180717).

PART C: OTHER INFORMATION

Item 28. Exhibits

(a)	Agreement and Declaration of Trust— Incorporated herein by reference to Registrant’s Registration Statement filed on April 13, 2012

(b)	By-laws—Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 12 filed on December 29, 2016

(c)	Instruments Defining Rights of Security Holders— Incorporated by reference to the Agreement and Declaration of Trust and By-laws of Registrant.

(d)	Investment Advisory Contracts

	(i)	Advisory Agreement with Oakhurst Capital Management, LLC on behalf of Oakhurst Fixed Income Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021

	(ii)	Advisory Agreement with Oakhurst Capital Management, LLC on behalf of Oakhurst Short Duration Bond Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021

	(iii)	Advisory Agreement with Oakhurst Capital Management, LLC on behalf of Oakhurst Short Duration High Yield Credit Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021

	(iv)	Sub-Advisory Agreement among Oakhurst Capital Management, LLC and F/m Investments, LLC, on behalf of Oakhurst Fixed Income Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021

	(v)	Sub-Advisory Agreement among Oakhurst Capital Management, LLC and F/m Investments, LLC, on behalf of Oakhurst Short Duration Bond Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021

	(vi)	Sub-Advisory Agreement among Oakhurst Capital Management, LLC and F/m Investments, LLC, on behalf of Oakhurst Short Duration High Yield Credit Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on December 21, 2021

	(vii)	Advisory Agreement with F/m Investments, LLC on behalf of F/m Large Cap Focused Fund –Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

(e)		Distribution Agreement - Distribution Agreement among the Trust, Ultimus Fund Distributors, LLC, F/m Investments, LLC and Oakhurst Capital Management, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

(f)		Bonus or Profit Sharing Contracts—Inapplicable

(g)	(i)	Custodian Agreements - Custody Agreement with US Bank, N.A. – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 23 filed on September 9, 2021

	(ii)	Amendment to Custody Agreement – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

(h)	Other Material Contracts
	(i)	Expense Limitation Agreement with Oakhurst Capital Management, LLC on behalf of Oakhurst Fixed Income Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 28, 2022

	(ii)	Expense Limitation Agreement with Oakhurst Capital Management, LLC on behalf of the Oakhurst Short Duration Bond Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 28, 2022

	(iii)	Expense Limitation Agreement with Oakhurst Capital Management, LLC on behalf of the Oakhurst Short Duration High Yield Credit Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 28, 2022

	(iv)	Expense Limitation Agreement with F/m Investments, LLC on behalf of Large Cap Focused Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

	(v)	Administration Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 10 filed on December 1, 2015

	(vi)	Amendment No. 1 to Administration Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 16 filed on December 20, 2018

	(vii)	Amendment No. 2 to Administration Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 17 filed December 18, 2019

	(viii)	Amendment No. 3 to Administration Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 21 filed on June 15, 2021

	(ix)	Amendment No. 4 to Administration Agreement with Ultimus Fund Solutions, LLC –Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

	(x)	Amendment No. 5 to Administration Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

	(xi)	Amendment No. 6 to Administration Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

	(xii)	Transfer Agent and Shareholder Services Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 10 filed on December 1, 2015

	(xiii)	Amendment No. 1 to Transfer Agent and Shareholder Services Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 16 filed on December 20, 2018

	(xiv)	Amendment No. 2 to Transfer Agent and Shareholder Services Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 21 filed on June 15, 2021

(xv)	Amendment No. 3 to Transfer Agent and Shareholder Services Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

(xvi)	Amendment No. 4 to Transfer Agent and Shareholder Services Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

(xvii)	Amendment No. 5 to Transfer Agent and Shareholder Services Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

(xviii)	Fund Accounting Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 10 filed on December 1, 2015

(xix)	Amendment No. 1 to Fund Accounting Agreement with Ultimus Fund Solutions, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 16 filed on December 20, 2018

(xx)	Amendment No. 2 to Fund Accounting Agreement with Ultimus Fund Solutions, LLC- Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

(xxi)	Amendment No. 3 to Fund Accounting Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 21 filed on June 15, 2021

(xxii)	Amendment No. 4 to Fund Accounting Agreement with Ultimus Fund Solutions, LLC. – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

(xxiii)	Amendment No. 5 to Fund Accounting Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 25 filed on January 21, 2022

(xxiv)	Amendment No. 6 to Fund Accounting Agreement with Ultimus Fund Solutions, LLC - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

(xxv)	Rule 18f-4 Addendum to Service Agreement with Ultimus Fund Solutions, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

(xxvi)	Engagement Letter for Compliance Services dated April 20, 2022 – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

(xxvii)	Form of Selling Agreement for Ultimus Fund Distributors, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 21 filed on June 15, 2021

(i)	Legal Opinions

(i)	Legal Opinion as to shares of the Oakhurst Fixed Income Fund and the Oakhurst Short Duration Bond Fund - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 1 filed on January 16, 2013

(ii)	Legal Opinion as to shares of the Oakhurst Short Duration High Yield Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 10 filed on December 1, 2015

(iii)	Legal Opinion as to shares of the F/m Investments Large Cap Focused Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 23 filed on September 9, 2021

(iv)	Legal Opinion as to shares of the F/m Investments Large Cap Focused Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 1 to Form N-14 filed on October 6, 2022

(j)	Other Opinions
(i)

Consent of Cohen & Company, Ltd. on behalf of the Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund and Oakhurst Short Duration High Yield Credit Fund - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 28, 2022

	(ii)	Consent of Cohen & Company, Ltd. on behalf of the F/m Investments Large Cap Focused Fund - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

	(iii)	Consent of BBD, LLP on behalf of the F/m Investments Large Cap Focused Fund– Filed herewith

(k)	Omitted Financial Statements—Inapplicable

(l)	Initial Capital Agreement— Incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 1 filed on August 31, 2012

(m)(i)	Rule 12b-1 Plan on behalf of Retail Shares of the Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund and Oakhurst Short Duration High Yield Credit Fund - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 9 filed on September 16, 2015

(m)(ii)	Rule 12b-1 Plan on behalf of Investor Class Shares of the F/m Investments Large Cap Focused Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

(n)	Rule 18f-3 Plan - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

(o)	Reserved

(p)	Codes of Ethics

(i)	Code of Ethics of the Registrant— Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

(ii)	Code of Ethics of Oakhurst Capital Management Company, LLC - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 20 filed on December 29, 2020

(iii)	Code of Ethics of F/m Investments, LLC –Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

(iv)	Code of Ethics of Ultimus Fund Distributors, LLC— Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 21 filed on June 15, 2021

(q)	Powers of Attorney

 Powers of Attorney for Alexander Morris, Debra McGinty-Poteet, Keith Wirtz and John Hildebrand– Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on October 28, 2022

Item 29. Persons Controlled by or Under Common Control with the Fund

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 30. Indemnification

Article VI of the Registrant’s Declaration of Trust provides for indemnification of officers and Trustees as follows:

Section 6.4 Indemnification of Trustees, Officers, etc. Subject to and except as otherwise provided in the Securities Act of 1933, as amended, and the 1940 Act, the Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Section 6.5 Advances of Expenses. The Trust shall advance attorneys’ fees or other expenses incurred by a Covered Person in defending a proceeding to the full extent permitted by the Securities Act of 1933, as amended, the 1940 Act, and Ohio Revised Code Chapter 1707, as amended. In the event any of these laws conflict with Ohio Revised Code Section 1701.13(E), as amended, these laws, and not Ohio Revised Code Section 1701.13(E), shall govern.

Section 6.6 Indemnification Not Exclusive, etc. The right of indemnification provided by this Article VI shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VI, “Covered Person” shall include such person’s heirs, executors and administrators. Nothing contained in this article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

Paragraphs 8 and 9 of the Registrant’s Distribution Agreement with Ultimus Fund Distributors, LLC (the “Distributor”) provides for indemnification as follows:

8.	Indemnification of Trust.

 Distributor agrees to indemnify and hold harmless the Trust and each person who has been, is, or may hereafter be a Trustee, officer, employee, shareholder or control person of the Trust against any loss, damage or expense (including the reasonable costs of investigation and reasonable attorneys’ fees) reasonably incurred by any of them in connection with any claim or in connection with any action, suit or proceeding to which any of them may be a party, which arises out of or is alleged to arise out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact, or the omission or alleged omission to state a material fact necessary to make the statements not misleading, on the part of Distributor or any agent or employee of Distributor or any other person for whose acts Distributor is responsible, unless such statement or omission was made in reliance upon written information furnished by the Trust; (ii) Distributor's failure to exercise reasonable care and diligence with respect to its services, if any, rendered in connection with investment, reinvestment, automatic withdrawal and other plans for Shares; and (iii) Distributor’s failure to comply with applicable laws and the Rules of FINRA. The Distributor will advance attorneys' fees or other expenses incurred by any such person in defending a proceeding, upon the undertaking by or on behalf of such person to repay the advance if it is ultimately determined that such person is not entitled to indemnification. The term "expenses" for purposes of this and the next paragraph includes amounts paid in satisfaction of judgments or in settlements which are made with Distributor's consent. The foregoing rights of indemnification shall be in addition to any other rights to which the Trust or each such person may be entitled as a matter of law.

9.	Indemnification of Distributor.

The Trust agrees to indemnify and hold harmless Distributor and each person who has been, is, or may hereafter be a director, officer, employee, shareholder or control person of Distributor against any loss, damage or expense (including the reasonable costs of investigation and reasonable attorneys’ fees) reasonably incurred by any of them in connection with the matters to which this Agreement relates, except a loss resulting from the failure of Distributor or any such other person to comply with applicable law or the terms of this Agreement, or from willful misfeasance, bad faith or gross negligence, including clerical errors and mechanical failures, on the part of any of such persons in the performance of Distributor's duties or from the reckless disregard by any of such persons of

Distributor's obligations and duties under this Agreement, for all of which exceptions Distributor shall be liable to the Trust. The Trust will advance attorneys' fees or other expenses incurred by any such person in defending a proceeding, upon the undertaking by or on behalf of such person to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

In order that the indemnification provisions contained in this Paragraph 9 shall apply, it is understood that if in any case the Trust may be asked to indemnify Distributor or any other person or hold Distributor or any other person harmless, the Trust shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that Distributor will use all reasonable care to identify and notify the Trust promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification against the Trust. The Trust shall have the option to defend Distributor and any such person against any claim which may be the subject of this indemnification, and in the event that the Trust so elects it will so notify Distributor, and neither Distributor nor any such person shall in such situation initiate further legal or other expenses for which it shall seek indemnification under this Paragraph 9. If the Trust elects to assume the defense of any such claim, the defense shall be conducted by counsel chosen by it and reasonably satisfactory to the indemnified party, whose approval shall not be unreasonably withheld, as long as the Trust is conducting a good faith and diligent defense. In the event that the Trust elects to assume the defense of any suit and retain counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by it. Distributor shall in no case confess any claim or make any compromise in any case in which the Trust will be asked to indemnify Distributor or any such person except with the Trust's written consent.

Notwithstanding any other provision of this Agreement, Distributor shall be entitled to receive and act upon advice of counsel (who may be counsel for the Trust or its own counsel) and shall be without liability for any action reasonably taken or thing reasonably done pursuant to such advice, provided that such action is not in violation of applicable federal or state laws or regulations.

Item 31. Business and Other Connections of the Investment Adviser and Sub-Adviser

Oakhurst Capital Advisors, LLC (“OCA”) 1875 Century Park E, Suite 950, Los Angeles, California 90067, adviser to the Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund and Oakhurst Short Duration High Yield Credit Fund series of Registrant, is a registered investment adviser. OCA is jointly owned by Lido Advisors, LLC, a Delaware limited liability company and Rowhouse Capital Partners, LLC, a Delaware limited liability company.

F/m Investments, LLC, d.b.a. Oakhurst Capital Management (“FM”), 3050 K Street, N.W., Suite 201, Washington, D.C. 20007, sub-adviser to the Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund and Oakhurst Short Duration High Yield Credit Fund and adviser to the F/m Investments Large Cap Focused Fund series of Registrant, is a registered investment adviser. FM is owned by F/m Acceleration, LLC. F/m Acceleration, LLC is wholly-owned by

Diffractive Managers Group, a multi-boutique asset management company. The name, address and occupation of each principal executive officer of OCA and FM is set forth in the table below.

OCA
Name	Principal Occupation	Address
Alexander R. Morris	President	3050 K Street, N.W., Suite 201, Washington, D.C. 20007
David L. Littleton	Chief Executive Officer	1875 Century Park East, Suite 960 Los Angeles, CA 90067
Matthew A. Swendiman, CFA	Chairman	3050 K Street, N.W., Suite 201, Washington, D.C. 20007
Christopher Payne	Chief Compliance Officer	3050 K Street, N.W., Suite 201, Washington, D.C. 20007
Barry Julien	Chief Investment Officer	1875 Century Park East, Suite 960 Los Angeles, CA 90067
FM
Name	Principal Occupation	Address
Alexander R. Morris	Chief Investment Officer	3050 K Street, N.W. , Suite 201, Washington, D.C. 20007
Matthew A. Swendiman, CFA	Chief Compliance Officer	3050 K Street, N.W., Suite 201, Washington, D.C. 20007

Item 32. Principal Underwriter

(a)	Ultimus Fund Distributors, LLC (the "Distributor") also acts as the principal underwriter for Hussman Investment Trust, Williamsburg Investment Trust, The Cutler Trust, Papp Investment Trust, The Investment House Funds, Schwartz Investment Trust, CM Advisors Family of Funds, Chesapeake Investment Trust, Ultimus Managers Trust, AlphaMark Investment Trust, Eubel Brady & Suttman Mutual Fund Trust, Caldwell & Orkin Funds, Inc., Conestoga Funds, Centaur Mutual Funds Trust, Capitol Series Trust, Unified Series Trust, Oak Associates Funds, Valued Advisers Trust, Segall Bryant & Hamill Trust, Yorktown Funds, Red Cedar Fund Trust, Bruce Fund, Inc., Commonwealth International Series Trust, HC Capital Trust, VELA Funds, Volumetric Fund, MSS Series Trust, Waycross Independent Trust, Index Funds, Volumetric Fund, MSS Series Trust, Connors Funds, Cantor Select Portfolios Trust, James Alpha Funds Trust, and American Asset Management, other open-end investment companies; and Peachtree Alternative Strategies Fund, Cross Shore Discovery Fund, Lind Capital Partners Municipal Credit Income Fund, Fairway Private Equity & Venture Capital Opportunities Fund, Dynamic Alternatives Fund and Cantor Fitzgerald Sustainable Infrastructure Fund, each a closed-end investment company.

(b)	Name	Positions and Offices with Distributor	Positions and Offices with Registrant
	Kevin M. Guerette	President	None
	Stephen L. Preston	Chief Compliance Officer	Assistant Vice President & AML Compliance Officer
	Melvin Van Cleave	Vice President	None
	Douglas K. Jones	Vice President	None

The address of each of the above-named persons is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

(c) Not applicable

Item 33. Location of Accounts and Records

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be maintained by: OCA at 1875 Century Park E, Suite 950, Los Angeles, California 90067; OCA and F/m at 3050 K Street, N.W., Suite 201, Washington, D.C. 20007, the Registrant’s administrator and transfer agent, Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246; and/or by the Registrant’s custodian, US Bank, N.A. 425 Walnut Street, Cincinnati, Ohio.

Item 34. Management Services Not Discussed in Parts A or B

Inapplicable

Item 35. Undertakings

Inapplicable

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act and has duly caused this Registration Statement to be signed below on its behalf by the undersigned, thereunto duly authorized, on the 6th day of April 2023.

F/m Funds Trust

By:	/s/ Matthew Swendiman
Matthew Swendiman
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew Swendiman	President (Principal Executive	April 6, 2023
Matthew Swendiman	Officer)
April 6, 2023
/s/ Angela A. Simmons	Treasurer (Chief Financial
Angela A. Simmons	Officer and Principal Accounting Officer)

*	Trustee	April 6, 2023
Debra L. McGinty-Poteet

*	Trustee	April 6, 2023
E. Keith Wirtz

*	Trustee	April 6, 2023
John R. Hildebrand

*	Trustee	April 6, 2023
Alexander Morris

/s/ Matthew Swendiman
Matthew Swendiman Attorney-in-fact* April 6, 2023

Exhibit Index

28(j)(iii)	Consent of BBD, LLP